FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 26, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Max assays 5.8 g/t silver and 650 ppm Zinc in soils at Diamond Peak gold/silver/zinc property in Nevada; drilling to begin in November

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D)  has received the assays from the recently completed soil sampling program on its 100% owned Diamond Peak gold/silver/zinc project in Nevada.   A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag confirming the high silver zone in the southern part of the property and its continuation to the east.     Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 650 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.   Maps of the sampling locations for gold, silver and zinc at Diamond Peak are now available on our website at www.maxresource.com.

Drill permits have been received and roads and drill pads have been cleared at Diamond Peak, with drilling to begin in early November when the drill rig becomes available.   Drilling will test the new gold targets as well as the areas of silver and zinc mineralization identified during this recent soil sampling program.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three Nevada gold properties, Table Top, East Manhattan Wash and Diamond Peak, being actively explored this fall.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 1, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director